UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

     Form 10-K     Form 20-F     Form 11-K   X  Form 10-Q     Form N-SAR
 ----          ----          ----          -----          ----

                    For the Period Ended March 31, 2006

                      Commission file number 000-50009
                                            ----------

                   Pacific Health Care Organization, Inc.
                  ----------------------------------------
                          Full Name of Registrant

                                    N/A
                                  -------
                         Former Name of Registrant

                   5150 Pacific Coast Highway, Suite 510
                   --------------------------------------
         Address of Principle Executive Offices (street and number)

                        Long Beach, California 90804
                       ------------------------------
                          City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

     If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

  X       (a)  The reasons described in reasonable detail in Part III of
------ this form could not be eliminated without unreasonable effort of expense;

  X       (b)  The subject annual report, semi-annual report, transition
------ report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c)  The accountant's statements or other exhibit required by
------    Rule 12b-25 (c) has been attached if applicable.




Part III - Narrative

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The quarterly report of the registrant on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

Part IV - Other Information

     Name and telephone number of person to contact in regard to this notification

     Tom Kubota               (949)          721-8272
     ------------             ---------      ----------------
     Name                     Area Code      Telephone Number

     Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

       X   Yes       No
     ------    ------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       X   Yes       No
     ------    ------

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates that during the three months ended March 31, 2006 revenues increased approximately 61% compared to the three months ended March 31, 2005. A large portion of the revenue increase was attributable to billing employee data maintenance costs to the clients which the Company in turn paid to an outside firm. We anticipate our total expenses decreased approximately 3% during the three months ended March 31, 2006 compared to the three months ended March 31, 2005 as a result of reductions in consulting fees, salaries and wages, professional fees and employment enrollment, which reductions were partially offset by increases insurance and general and administrative expenses. During the quarter ended March 31, 2006, the Company expects to realize a net income of approximately $70,619 compared to a net loss of $121,602 during the quarter ended March 31, 2005. This change from net loss during the first quarter 2005 to net income during the first quarter 2006 is largely the result of increased revenues and decreased total expenses during the first quarter 2006 compared to the first quarter 2005.


                   Pacific Health Care Organization, Inc.
                  ---------------------------------------
                (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: May 15, 2006            By: /S/ Tom Kubota
                                  -----------------------------
                                      Tom Kubota, President